Exhibit 99.24

GOLD X2 MINING INC.

Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in Canadian Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Gold X2 Mining Inc. (formerly Goldshore Resources Inc.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Gold X2 Mining Inc. (formerly Goldshore Resources Inc.) (the “Company”), as of December 31, 2025, December 31, 2024, and January 1, 2024, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2025, and 2024, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024, and January 1, 2024, and the results of its operations and its cash flows for the years ended December 31, 2025, December 31, 2024, and January 1, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s ability to continue as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet future obligations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

DAVIDSON & COMPANY LLP	1200 – 609 Granville Street	604 687 0947
	PO BOX 10372, Pacific Centre	davidson-co.com
Vancouver, BC V7Y 1G6

Emphasis of Matter — Change in Accounting Policy

We draw attention to Note 18 of the financial statements, which explains that certain comparative information presented:

•	As at and for the year ended December 31, 2024 have been restated.

•	As at January 1, 2024 has been derived from the financial statements for the year ended December 31, 2023 which have been restated (not presented herein).

Note 18 explains the change in accounting policy and related restatement and also explains the adjustments that were applied to restate the comparative figures.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of Impairment Indicators of Exploration and Evaluations Assets (“E&E Assets”)

As described in Note 7 to the financial statements, the carrying amount of the Company’s E&E assets was $77,779,455 as of December 31, 2025. As more fully described in Notes 2 and 3 to the financial statements, management assesses its E&E assets for indicators of impairment at each reporting period or when events or changes in circumstances indicate that the carrying amount may not be recoverable.

The principal considerations for our determination that the assessment of impairment indicators of the Company’s E&E assets is a critical audit matter are that there was judgment made by management when assessing whether there were indicators of impairment for the E&E assets, specifically relating to the assets’ carrying amount which is impacted by the Company’s intent and ability to continue to explore and evaluate its asset. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of indicators of impairment that could give rise to the requirement to prepare an estimate of the recoverable amount of the E&E assets.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. Our audit procedures included, among others:

Obtaining and assessing management’s impairment analysis.

•	Obtaining and assessing management’s impairment analysis.

•	Evaluating the intent for the E&E assets through discussion and communication with management.

•	Reviewing the Company’s recent expenditure activity and expenditure budgets for future periods.

•	Obtaining, on a test basis through government websites, confirmation of title to ensure mineral rights underlying the E&E assets are in good standing.

Acquisition of Kesselrun Resources Ltd.

As described in Note 4 to the financial statements, during the year ended December 31, 2025, the Company acquired all of the issued and outstanding common shares of Kesselrun Resources Ltd. (the “Transaction”).

We identified the accounting for the Transaction as a critical audit matter due to the subjectivity and high degree of estimation uncertainty involved in management’s determination of the fair value of the assets acquired and liabilities assumed. This matter required significant auditor judgment and effort in evaluating management’s significant assumptions and judgments applied in the fair value assessment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. Our audit procedures included, among others:

•	Evaluating management’s assessment of whether the Transaction constituted an asset acquisition or business combination.

•	Examining and evaluating the contractual terms identified in underlying agreements in connection with the Transaction for consistency with the amounts recorded in the financial statements.

•	Evaluating the reasonableness of the assumptions used by management in determining the fair values of the acquired assets and assumed liabilities, and assess whether the fair values are correctly recorded in the financial statements.

•	Assessing the adequacy of the disclosures in the financial statements.

We have served as the Company’s auditor since 2021.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada

April 23, 2026

Gold X2 Mining Inc.

Consolidated Statements of Financial Position

(In Canadian Dollars)

	December 31, 2025	December 31, 2024	January 1, 2024
		Restated (Note 18)	Restated (Note 18)
ASSETS
Current assets
Cash and cash equivalents (Note 5)	$ 12,601,306	$ 15,379,270	$ 5,269,421
Amounts receivable (Note 6)	541,304	326,852	149,948
Prepaid expenses and deposits	292,936	291,035	89,451
	13,435,546	15,997,157	5,508,820

Exploration and evaluation assets (Notes 4 and 7)	77,779,455	52,369,250	52,229,250
Right-of-use assets and equipment (Note 8)	443,284	191,757	264,242
Long-term deposits	86,819	447,000	547
TOTAL ASSETS	$91,745,104	$ 69,005,164	$ 58,002,859

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Notes 9 and 14)	$ 4,471,554	$ 1,283,066	$ 414,229
Current portion of lease liabilities (Note 10)	113,995	71,291	73,301
Current portion of other liabilities (Note 7)	165,837	-	-
Flow-through premium liability (Note 11)	997,309	3,561,195	257,047
	5,748,695	4,915,552	744,577

Non-current portion of lease liabilities (Note 10)	170,372	132,463	193,688
Non-current portion of other liabilities (Note 7)	481,090	-	-
Deferred income tax liability (Note 19)	-	2,445,000	1,839,000
TOTAL LIABILITIES	6,400,157	7,493,015	2,777,265

SHAREHOLDERS’ EQUITY
Share capital (Note 13)	161,790,773	105,808,584	90,327,072
Obligation to issue shares (Notes 7 and 13)	300,000	7,500,000	7,500,000
Reserve (Note 13)	7,384,771	7,295,667	7,373,377
Accumulated deficit	(84,130,597)	(59,092,102)	(49,974,855)
TOTAL SHAREHOLDERS’ EQUITY	85,344,947	61,512,149	55,225,594

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$ 91,745,104	$ 69,005,164	$ 58,002,859

Nature and continuance of operations and going concern (Note 1)
Subsequent events (Note 20)

These financial statements were authorized for issue by the Board of Directors on April 23, 2026. They are signed on behalf of the Board of Directors by:

“Michael Henrichsen”	“Joanna Pearson”
CEO and Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Gold X2 Mining Inc.

Consolidated Statements of Loss and Comprehensive Loss

(In Canadian Dollars)

	For the year ended December 31, 2025	For the year ended December 31, 2024
		Restated (Note 18)
EXPENSES
Amortization (Note 8)	$101,929	$72,485
Consulting fees (Note 14)	2,377,172	743,025
Exploration expenses (Note 7)	27,386,604	5,869,008
General and administrative costs	509,318	485,074
Professional fees	722,416	241,605
Regulatory and transfer agent fees	124,713	83,958
Shareholder information and investor relations	1,299,521	944,921
Stock-based compensation (Notes 13 and 14)	3,226,978	2,000,288
Travel	161,838	62,790
	$35,910,489	$10,503,154
OTHER ITEMS
Interest expense (Note 10)	77,690	10,067
Part XII.6 tax (Note 11)	140,893	-
Interest and other income (Note 12)	(599,486)	(269,395)
Recovery of flow-through premium (Note 11)	(6,731,051)	(585,488)
LOSS BEFORE INCOME TAX	$28,798,535	$9,658,338
Deferred income tax expense (recovery) (Note 19)	(2,445,000)	606,000
LOSS AND COMPREHENSIVE LOSS	$26,353,535	$10,264,338

Basic and diluted loss per share	$(0.06)	$(0.04)

Weighted average number of common shares outstanding – basic and diluted	415,079,640	283,696,230

The accompanying notes are an integral part of these consolidated financial statements.

Gold X2 Mining Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(In Canadian Dollars)

	Common Shares	Share Capital	Obligation to issue shares	Reserve	Accumulated deficit	Total
Balance, January 1, 2024 (Restated, Note 18)	259,667,918	$90,327,072	$7,500,000	$7,373,377	$(49,974,855)	$55,225,594
Shares issued for private placement (Note 13)	28,007,559	13,972,358	-	-	-	13,972,358
Flow-through share premium liability (Note 11)	-	(3,889,636)	-	-	-	(3,889,636)
Shares issued for vesting of restricted share units (Note 13)	5,831,327	719,179	-	(884,281)	-	(165,102)
Shares issued for exercise of warrants (Note 13)	40,722,450	5,868,112	-	(187,500)	-	5,680,612
Shares issued for exercise of compensation options (Note 13)	986,393	275,400	-	(107,714)	-	167,686
Share issuance costs (Note 13)	-	(1,573,901)	-	248,588	-	(1,325,313)
Shares issued for mineral properties (Note 7)	400,000	110,000	-	-	-	110,000
Fair value of expired options and warrants (Note 13)	-	-	-	(1,147,091)	1,147,091	-
Stock-based compensation (Note 13)	-	-	-	2,000,288	-	2,000,288
Loss and comprehensive loss for the year	-	-	-	-	(10,264,338)	(10,264,338)
Balance, December 31, 2024 (Restated, Note 18)	335,615,647	$105,808,584	$7,500,000	$7,295,667	$(59,092,102)	$61,512,149

Shares issued for private placement (Note 13)	98,547,460	36,085,000	-	-	-	36,085,000
Flow-through share premium liability (Note 11)	-	(4,167,165)	-	-	-	(4,167,165)
Shares issued for vesting of restricted share units (Note 13)	5,695,835	1,350,287	-	(1,540,688)	-	(190,401)
Shares issued for exercise of warrants (Note 13)	16,678,707	4,169,677	-	-	-	4,169,677
Shares issued for exercise of compensation options (Note 13)	1,100,224	310,699	-	(120,611)	-	190,088
Shares issued for exercise of stock options (Note 13)	1,604,088	490,623	-	(166,093)	-	324,530
Share issuance costs (Note 13)	-	(3,135,263)	-	-	-	(3,135,263)
Issuance of common shares for mineral properties (Note 13)	37,583,329	20,878,331	-	-	-	20,878,331
Shares issued for mineral properties (Notes 7 and 13)	-	-	(7,500,000)	-		(7,500,000)
Shares to be issued to acquire net profit interest (Note 7)	-	-	300,000	-	-	300,000
Stock-based compensation (Note 13)	-	-	-	3,226,978	-	3,226,978
Fair value of replacement stock options - Kesselrun acquisition (Note 4)	-	-	-	4,558	-	4,558
Fair value of expired warrants, compensation options and stock options (Note 13)	-	-	-	(1,315,040)	1,315,040	-
Loss and comprehensive loss for the year	-	-	-	-	(26,353,535)	(26,353,535)
Balance, December 31, 2025	496,825,290	$161,790,773	$300,000	$7,384,771	$(84,130,597)	$85,344,947

The accompanying notes are an integral part of these consolidated financial statements.

GOLD X2 MINING INC.

Consolidated Statements of Cash Flows

(In Canadian Dollars)

	Year ended	Year ended
	December 31,	December 31,
	2025	2024
Cash flows provided by (used in):		Restated (Note 18)
OPERATING ACTIVITIES
Loss for the year	$(26,353,535)	$(10,264,338)
Non-cash items:
Amortization and interest expense	179,377	82,552
Stock-based compensation	3,226,978	2,000,288
Accrued part XII.6 tax expense	95,553	-
Deferred income tax expense (recovery)	(2,445,000)	606,000
Other non-cash expense	16,558	-
Recovery of flow-through premium	(6,731,051)	(585,488)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(216,353)	(378,488)
Accounts payable and accrued liabilities	3,092,934	868,837
Cash flows used in operating activities	(29,134,539)	(7,670,637)

INVESTING ACTIVITIES
Mineral property acquisition and long-term deposits	(10,620,941)	(476,453)
Net profit interest payment	(160,000)	-
Right-of-use assets and equipment	(203,796)	-
Cash flows used in investing activities	(10,984,737)	(476,453)

FINANCING ACTIVITIES
Private placement, net of share issuance costs	32,949,737	12,647,045
Proceeds from warrant exercise	4,169,677	5,680,612
Proceeds from compensation options exercised	190,088	167,686
Proceeds from stock options exercised	324,530	-
Settlement of restricted share units	(190,401)	(165,102)
Repayment of lease obligations	(102,319)	(73,302)
Cash flows provided by financing activities	37,341,312	18,256,939

Change in cash and cash equivalents	(2,777,964)	10,109,849
Cash and cash equivalents, beginning of year	15,379,270	5,269,421
Cash and cash equivalents, end of year	$12,601,306	$15,379,270

Supplemental cash flow information:
Flow-through premium liability	4,167,165	3,889,636
Other liabilities	746,194	-
Shares to be issued to acquire net profit interest	300,000	-
Transfer of reserves upon exercise of compensation options	120,611	248,588
Transfer of reserves upon exercise of stock options	166,093	107,714
Transfer of reserves upon exercise of warrants	-	187,500
Transfer of reserves upon cancellation of stock options	1,315,040	-
Value of settlement of restricted share units	1,540,688	884,281
Value of shares issued for exploration and evaluation assets	20,878,331	110,000
Income taxes paid	-	53,491
Interest paid	-	-
Interest received	551,347	177,886

The accompanying notes are an integral part of these consolidated financial statements.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

Gold X2 Mining Inc. (formerly Goldshore Resources Inc) (the “Company”) (“Gold X2”) is a gold focused Canadian mineral exploration company. The Company’s primary business is the acquisition and exploration of precious metal mineral properties in Canada. Gold X2 currently holds title to the Moss Gold Project, Hillcrest Project, and an option to earn into the Vanguard Project, Coldstream Project and Huronian Project located in Ontario, Canada. The Company’s head office is located at 450 Commerce Place, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6 and its registered and records office is at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, V6E 2J3.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the ordinary course of operations. As at December 31, 2025, the Company’s current assets exceeded its current liabilities by $7,686,851 and the Company had an accumulated deficit of $84,130,597. The Company’s ability to continue as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet future obligations until such a time as the Company is profitable. The business of mining and exploration involves a high degree of risk and there can be no assurance that management’s plans will be successful. The Company currently is not generating any revenue. Whether and when the Company can obtain profitability and positive cash flows from its operations is uncertain. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss (“FVTPL”), which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Goldshore Mining Inc. (formerly Moss Lake Project Inc.) (“Goldshore”) and Kesselrun Resources Ltd (“Kesselrun”). Intercompany balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

The legal subsidiaries of the Company are as follows:

Name of Subsidiary	Place of Incorporation	Beneficial Ownership Interest
		December 31, 2025	December 31, 2024

Goldshore Mining Inc.	British Columbia, Canada	100%	100%
Kesselrun Resources Ltd	British Columbia, Canada	100%	-

Presentation and functional currency

The presentation and functional currency of the Company and its subsidiaries is the Canadian dollar. All amounts in these consolidated financial statements are expressed in Canadian dollars, unless otherwise indicated.

Comparative figures

Certain comparative figures were reclassified to conform to the current year presentation, including a reclassification of consulting and salary costs to environmental consulting under exploration expenses.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

2.	BASIS OF PRESENTATION (continued)

Significant accounting judgments and estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make certain critical accounting estimates and assumptions about the future and to exercise judgment in applying the Company’s accounting policies. Actual results could differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. The impacts of changes to estimates are recognized in the period estimates are revised and in future periods affected.

Significant accounting judgments

The critical judgments, apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements are as follows:

Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Impairment of long-lived assets

The carrying value and the recoverability of long-lived assets, including exploration and evaluation assets, are evaluated at each reporting date. Management assesses for indicators of impairment, which includes assessing whether facts or circumstances exist that suggest the carrying amount exceeds the recoverable amount, specifically if the Company expects to continue with expenditure on the further exploration of the project, and that the period for which the Company has the right to explore has not and will not expire.

Asset acquisition versus business combination

Management applied judgment with respect to whether the acquisition of the Kesselrun (Note 4), was an asset acquisition or a business combination. The assessment required management to assess the inputs, processes and outputs acquired at the time of acquisition. Pursuant to the assessment, Kesselrun acquisition was determined to be an asset acquisition.

Key sources of estimation uncertainty

The key assumptions management has made about the future and other major sources of estimation uncertainty at the date of the statement of financial position that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

Valuation of stock-based compensation and compensation options

The Company uses the Black-Scholes option pricing model for the valuation of stock-based compensation and compensation options. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, forfeiture rate, risk-free market interest rate, expected volatility in the price of the underlying stock and expected life of the instruments. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Flow-through premium liability

Pursuant to the terms of the flow-through share agreements, flow-through shares transfer the tax deductibility of qualifying resources expenditures to investors. On Issuance, the Company bifurcates the flow-through shares into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes the liability on a pro-rata basis and recognizes a recovery for the amount of tax reduction renounced to the shareholders.

Shares Issued to acquire exploration and evaluation assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES

Significant accounting judgments and estimates (continued)

Computation of income taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

The material accounting policies used in the preparation of these consolidated financial statements are as follows:

a)	Cash and Cash Equivalents

Cash and cash equivalents include short-term liquid investments that are cashable or readily convertible into a known amount of cash and which are subject to an insignificant risk of changes in value.

b)	Foreign Currency Transactions

Transactions in currencies other than the Canadian dollar (“foreign currencies”) are recorded at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates. Foreign exchange gains and losses are included in net loss for the period.

c)	Financial Instruments

i)	Classification and measurement

Financial assets

The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value less, for an item not at fair value through profit or loss, transaction costs directly attributable to its acquisition or issue, and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

Amortized cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method. The Company’s cash and cash equivalents and amounts receivable are classified as and measured at amortized cost.

Fair value through other comprehensive income (“FVTOCI”)

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. The Company does not have any assets classified and measured at FVTOCI.

Fair value through profit or loss (“FVTPL”)

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in profit or loss in the period in which they arise.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES (continued)

c)	Financial Instruments

Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

Other financial liabilities are non-derivatives and are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statements of financial position. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Accounts payable and accrued liabilities, lease liabilities and other liabilities are included in this category.

i)	Derecognition of financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

ii)	Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

d)	Restoration, rehabilitation and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other assets.

The increase in the restoration provision due to the passage of time is recognized as interest expense.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets. For the periods presented, the Company did not recognize any restoration provisions.

e)	Exploration and evaluation expenditures

Costs incurred before the Company has obtained the legal right to explore are expensed as incurred. Once the legal right to explore has been acquired, the Company capitalizes the costs of acquiring rights or licenses, including those purchased from other parties or staked directly by the Company, until such time as the lease expires, it is abandoned, sold or considered impaired in value. Indirect administrative costs and costs of surveying, exploratory drilling, sampling, materials, fuel, equipment rentals or payments to contractors are expensed as incurred.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES (continued)

Once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and economically recoverable reserves are developed, any direct exploration costs of the related property are capitalized as development costs.

Exploration and evaluation properties are not amortized during the exploration and evaluation stage.

The Company does not have revenue from mining operations. The Company recognizes gains or losses on the sale of exploration and evaluation assets in accordance with the terms of the purchase and sale agreements. Gains or losses are recognized when a mining option is executed and the cost is derecognized in accordance with the percentage interest sold.

At each reporting date the carrying amounts of the Company’s exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash generating units (“CGU”) to which the exploration activity relates. Each of the Company’s properties is considered to be a separate CGU. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Exploration and evaluation assets - change in accounting policy

During fiscal 2025, the Company changed its accounting policy with respect to exploration and evaluation expenditures. In prior years, the Company’s policy was to capitalize by property all costs directly related to the exploration and evaluation of mineral properties. The Company has elected to change this accounting policy to now expense all such costs as exploration expenses in the consolidated statement of loss and comprehensive loss as incurred, effective with the presentation of these consolidated financial statements, on a retrospective basis (Note 18).

f)	Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation of equipment is calculated on a straight-line basis of 36 months.

g)	Leases

At the inception of a lease contract, the Company assesses whether the contract is or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assess whether: (i) the contract involves the use of an identified asset; (ii) the Company has the right to obtain substantially all the economic benefits from the use of the asset throughout the period, and (iii) the Company has the right to direct the use of the asset.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term plus expected renewal options which are available to the Company. The estimated useful life of right-of-use assets is determined based on the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses the rate implicit in the lease as the discount rate for leases.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES (continued)

g)	Leases (continued)

Lease payments included in the measurement of the lease liability comprise of: (i) fixed payments; (ii) amounts expected to be payable under a residual value guarantee; (iii) the exercise price under purchase option that the Company is reasonably certain to exercise; (iv) lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and (v) penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company recognizes depreciation for right-of-use assets and interest expense on lease liabilities in the consolidated statements of loss and comprehensive loss. In the statement of cash flows, the Company includes repayments of the principal portion of the lease liabilities under financing activities. Lease payments for short-term leases, lease payment for leases of low-value assets that are not included in the measurement of the lease liability are classified as cash flows from operating activities.

h)	Share capital

Common shares

Common shares issued are classified as share capital, a component of shareholders’ equity. Transaction costs directly attributable to the issuance of common shares are recognized as a deduction from share capital.

Equity units

Proceeds received on the issuance of units, comprised of common shares and warrants, are allocated using the residual value method. Under the residual value method, proceeds are allocated to the common shares up to their fair value, determined by reference to the quoted market price of the common shares on the issuance date, and the remaining balance, if any, to the reserve for warrants.

i)	Stock options and warrants

All stock options and warrants are included in reserves, a component of shareholders’ equity, until exercised. Upon exercise, the consideration received plus the amounts in reserves attributable to the options and/or warrants being exercised are credited to share capital. When stock options and warrants expire unexercised or are cancelled, other than cancellations resulting from forfeitures when vesting conditions are not satisfied, the amounts recognized in reserves are reclassified to accumulated deficit.

Stock-based compensation to employees and consultants are measured at the fair value of the instruments granted. Stock-based compensation for non-employees is measured at the fair value of the instruments granted if the fair value of the goods or services received cannot be reasonably determined. The offset to the recorded expense is to reserves.

The fair value of the equity instruments granted is calculated using the Black-Scholes option pricing model which considers the following factors: exercise price; current market price of the underlying shares; expected life of the award; risk-free interest rate; forfeiture rate; and expected volatility.

j)	Flow-through shares

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into (i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and (ii) share capital. Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES (continued)

j)	Flow-through shares (continued)

The Company is subject to the flow-through share rules under the Income Tax Act of Canada. Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s reporting year is disclosed separately as flow-through premium liability. The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced but not spent under the Look-Back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as an expense.

k)	Income taxes

Income tax on profit or loss comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on taxable income for the period.

Deferred tax is provided for using the asset and liability method of accounting, whereby deferred tax assets and liabilities are recognized for the future tax effects of differences between the carrying amounts of assets and liabilities in the statement of financial position and the tax bases of the assets and liabilities (temporary differences), unused tax losses and other income tax deductions. Temporary differences on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit or loss are not provided for.

Deferred tax assets and liabilities are measured based on the expected manner of realization or settlement of the carrying amounts of the related assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date. Deferred tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions only to the extent that it is probable that future taxable profits will be available against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized.

Income tax on profit or loss comprises current and deferred tax. Income tax is recognized in profit or loss, except deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

l)	Loss per share

Loss per share is calculated by dividing loss attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted loss per share is determined by adjusting loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. The calculation of diluted loss per share excludes the effects of various conversions and exercises of options and warrants that would be anti-dilutive.

m)	Impairment of non-financial assets

Impairment tests on non-financial assets, including exploration and evaluation assets are undertaken whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to profit or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES (continued)

o)	New accounting standards and interpretations

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes.

IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. The Company is currently assessing the effect of this new standard on its financial statements.

4.	ACQUISITION OF KESSELRUN

On September 30, 2025, the Company entered into a definitive arrangement agreement with Kesselrun, pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Kesselrun. The acquisition provides the Company with a 100% interest in the Huronian Gold Project, located adjacent to the Company’s Moss Gold Project in Northern Ontario. The transaction closed on November 28, 2025. Under the terms of the arrangement, each Kesselrun shareholder received $0.02 in cash and 0.2152 of a Gold X2 common share. As part of the transaction, Gold X2 also assumed $2.0 million of Kesselrun’s outstanding debt and provided a $0.5 million interest-free bridge loan prior to closing. The acquisition enhances the regional scale and strategic potential of the Company’s Northern Ontario gold assets through consolidation of complementary land positions.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

4.	ACQUISITION OF KESSELRUN (continued)

The consideration paid on the acquisition of Kesselrun was accounted for as an acquisition of exploration and evaluation assets with the fair value of the shares issued valued using the market value of the Company’s shares on the date of change of control. The acquisition of Kesselrun was recorded in the accounts of the Company at its fair value determined as follows:

Consideration paid for 100% interest is as follows:
Cash paid to shareholders	$ 2,000,000
Common shares issued	11,339,998
Fair value of replacement options granted	4,558
Transaction costs	501,713
Total consideration paid	$13,846,269

Allocation of purchase price
Cash	$117,774
Amounts receivables	77,525
Huronian Project	16,497,028
Cash paid to settle Kesselrun debt	(2,000,000)
Inter-company loan	(500,000)
Accounts payable and accrued liabilities	(346,058)
Net assets acquired	$13,846,269

5.	CASH AND CASH EQUIVALENTS

At December 31, 2025 and 2024, the Company’s cash and cash equivalents were comprised of the following:

	December 31, 2025	December 31, 2024
Cash held in bank accounts	$7,575,416	$300,961
Cash equivalents	5,025,890	15,078,309
Total	$12,601,306	$15,379,270

At December 31, 2025, cash held in bank accounts included $7,575,416 deposited in savings accounts generating interest of 2.65% and cash equivalents included cashable guaranteed investment certificates generating interest of 3.29%.

At December 31, 2024, cash equivalents were held in cashable guaranteed investment certificates with the interest rates of 3.38% - 3.65%.

6.	AMOUNTS RECEIVABLE

The Company’s amounts receivable are comprised of the following:

	December 31, 2025	December 31, 2024
GST receivable	$541,304	$283,481
Other receivables	-	43,371
Total	$541,304	$326,852

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying amounts of acquisition costs as at December 31, 2025 and 2024 and exploration expenditures incurred during the years ended December 31, 2025 and 2024:

	Moss Gold Project	Other Projects	Total
Exploration and evaluation assets
Balance, January 1, 2024 (restated)	$52,055,250	$174,000	$52,229,250
Acquisition costs	-	140,000	140,000
Balance, December 31, 2024 (restated)	$52,055,250	$314,000	$52,369,250
Acquisition costs	8,364,527	348,650	8,713,177
Acquisition cost- Coldstream Project	200,000	-	200,000
Acquisition costs – Huronian Project (Note 4)	16,497,028	-	16,497,028
Balance, December 31, 2025	$77,116,805	$662,650	$77,779,455

Exploration and evaluation expenditures
Assays	$4,053,834	-	$4,053,834
Camp costs	1,717,701	-	1,717,701
Consulting and salaries (1) (2)	5,875,889	23,541	5,899,430
Environmental consulting (2)	3,737,543	-	3,737,543
Database management	268,617	-	268,617
Drilling	9,739,565	-	9,739,565
Geochemistry and geophysics	472,544	-	472,544
Government grant	(200,000)	-	(200,000)
Other costs	1,697,370	-	1,697,370
Year ended December 31, 2025	$27,363,063	$23,541	$27,386,604

Exploration and evaluation expenditures
Assays	$215,034	-	$215,034
Camp costs	299,374	-	299,374
Consulting and salaries (1) (2)	2,384,377	60,384	2,444,761
Environmental consulting (2)	527,019	-	527,019
Database management	79,077	-	79,077
Drilling	1,404,581	-	1,404,581
Geochemistry and geophysics	322,116	32,317	354,433
Other costs	531,194	13,535	544,729
Year ended December 31, 2024	$5,762,772	$106,236	$5,869,008

(1)	During the years ended December 31, 2025 and 2024, the Company allocated certain payroll, geophysics and other overhead costs between the Moss Gold Project and the Vanguard Project pursuant to the terms of the option agreement with Thunder Gold Corp.

(2)	The figures have been reclassified to conform to current period’s presentation and $3,737,543 (2024 $527,019) was reclassified from consulting and salaries to environmental consulting.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (continued)

Moss Gold Project

On January 25, 2021, the Company entered into a purchase agreement with Moss Lake Gold Mines Ltd. and Wesdome Gold Mines Ltd. (“Wesdome”) to acquire a 100% interest in the Moss Gold Project located in Ontario, Canada (the “Transaction”). The Transaction closed on September 4, 2021 (“Closing”). In exchange for a 100% interest in the project, the Company will:

•	Pay $12,500,000 cash to Wesdome upon closing (paid);
•	Issue common shares with a fair value equal to the greater of a) $19,500,000 and b) 30% of the issued and outstanding common shares of the Company to Wesdome at closing (issued 30,085,000 common shares);
•	Issue $20,000,000 in common shares to Wesdome in the form of milestone payments consisting of:
○	$5,000,000 within 12 months of Closing (issued 8,333,333 common shares on June 6, 2022);
○	$7,500,000 upon the earlier of (i) the Company completing an updated Preliminary Economic Assessment (“PEA”) or pre-feasibility study; and (ii) 30 months from Closing (issued 12,500,000 common shares on December 4, 2023); and
○	$7,500,000 upon the earlier of (i) the Company completing a feasibility study, (ii) the date on which the Company makes a development decision on the Moss Gold Project, and (iii) 48 months from Closing (issued 12,500,000 common shares on May 30, 2025).
•	Grant to Wesdome a 1.0% net smelter royalty (“NSR”) on all metal production from the Moss Gold Project. The Company had the right to repurchase the NSR for $7,500,000 ($5,500,000 cash payment and $2,000,000 common share issuance) between December 4, 2023 and September 4, 2025 (30 and 48 months after Closing). On May 26, 2025, the Company provided notice to Wesdome of its intent to repurchase the NSR. On July 21, 2025 the Company paid $5,500,000 cash payment and issued 3,333,333 common shares with a fair value of $0.415 per common share.
•	Grant Wesdome the option of representation on the Company’s Board of Directors with two appointees relative to Wesdome’s total share ownership of the Company (completed). This nomination right lapsed during the year ended December 31, 2024.

The Moss Gold Project carries an underlying advanced royalty commitment due quarterly until the project enters production, which was inherited from Wesdome at the time of acquisition, presented as other costs in the table above.

On May 1, 2025, the Company entered into an agreement to repurchase 1.5% of a 2.5% net profit interest (“NPI”) on the Moss Gold Project for a total purchase price of $1,590,000 through a combination of share consideration and cash payments over a term of 48-months. On August 1, 2025, the Company completed an initial share issuance of 1,000,000 common shares. Key terms of the option agreement are as follows:

1.	Monthly cash payments of $20,000 over four years ($160,000 was paid as of December 31, 2025);

2.	Issuance of 1,000,000 common shares (issued on August 1, 2025, at a value of $435,000, Note 13);

3.	On the fourth anniversary of the agreement date issue to the seller that number of common shares in the capital of the Company having a total value of $300,000.

The deferred payments were discounted using a rate of 12.95% per annum, resulting in a present value of $746,194 recognized as part of exploration and evaluation assets and a corresponding liability. As of December 31, 2025, the current portion of the liability was $165,837, the non-current portion was $481,090, and interest accretion of $60,733 was recorded during the year. After the NPI repurchase, the annual underlying advanced royalty commitment is $18,125, payable on a quarterly basis.

During the year ended December 31, 2025, the Company received a $200,000 grant under the Ontario Junior Exploration Program administered by the Government of Ontario in support of eligible exploration activities incurred for the Moss Gold Project. All eligible expenditures were incurred during 2024 and the grant has been recorded as a recovery in the statement of loss and comprehensive loss for the year.

Huronian Project

During the year ended December 31, 2025 as part of the acquisition of Kesselrun (Note 4), the Company acquired 100% interests in the Huronian Gold Project (“Huronian Project”), located adjacent to the Company’s Moss Gold Project in Northern Ontario. The Company now holds a 100% interest in the Huronian Project located in Moss Township, Thunder Bay Mining Division, Ontario. The Huronian Project carries various net smelter return (“NSR”) royalties ranging from 0.5% to 2.00%, some of which include buy-back provisions that allow the Company, at its option, to reduce the NSR. The total cost of the NSR’s if the Company were to exercise all of its buy-back rights is $3,834,000 for a total NSR of 1.50%. The Company retains a right of first refusal to acquire certain NSRs on the same terms and conditions as any arm’s length third-party offer.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (continued)

Moss Gold Project (continued)

Coldstream Property

On October 20, 2025, the Company entered into a property purchase agreement with an arms length party (the “Vendor”) to acquire all of the rights, title and interests in and to the mineral exploration property known as the Coldstream Property located in the Province of Ontario.

In consideration of the Coldstream Claims, the Company paid the Vendor an initial cash payment of $200,000, and on or before the date that is 12 months from the effective date, the Company will pay the Vendor a final cash payment of $200,000. Commencing from the execution of the purchase agreement until completion of the transaction, the Company will act as the operator of the Coldstream Property.

Upon completion of the transaction the Company will grant the Vendor a 2% net smelter returns royalty (the “NSR Royalty”) with respect the Coldstream Claims. The Company will have the right to re-purchase from the Vendor 1% of the NSR Royalty for $500,000 within 30 days of commercial production.

Other Projects

Vanguard Project

On July 5, 2022, as amended on May 29, 2023, May 21, 2024 and July 25, 2025, the Company executed an option agreement with Thunder Gold Corp. (“Thunder Gold”) to earn in to certain mining claims held by Thunder Gold in the Shebandowan greenstone belt known as the Vanguard Project (the “Vanguard Project”). The effective date of the agreement was July 28, 2022. Key terms of the option agreement are as follows:

1.	Total cash payments of an aggregate of $110,000 to Thunder Gold over 3 years, to be paid as follows:

a.	$10,000 within five days of July 28, 2022 (paid);

b.	an additional $20,000 on or before July 28, 2023, (paid);

c.	an additional $30,000 on or before July 28, 2024, (paid); and

d.	an additional $100,000 on or before July 28, 2025 (paid).

2.	Total share issuance of an aggregate of 1,500,000 common shares of the Company (each, a “Share”) (such Shares to be subject to resale restrictions) as follows:

a.	300,000 Shares within five days of the Effective Date (issued on August 2, 2022 at fair value of $81,000 Note 13);

b.	An additional 300,000 Shares on or before July 28, 2023 (issued on July 28, 2023 at a fair value of $43,500 Note 13);

c.	an additional 400,000 Shares on or before July 28, 2024 (issued on July 26, 2024 at a fair value of $110,000, Note 13); and

d.	an additional 500,000 Shares on or before July 28, 2025 (issued on July 28, 2025 at a fair value of $220,000, Note 13).

3.	Total incurred expenditures on the Vanguard Project of not less than $5,289,000 at any time as follows:

a.	$100,000 on or before January 28, 2023 (completed);

b.	an additional $120,000 on or before July 28, 2023 (completed);

c.	an additional $80,000 on or before July 28, 2024 (completed); and

d.	an additional $4,989,000 which may be incurred at any time, at the sole discretion of the Optionee.

4.	Other non-material administrative and technical matters guiding the earn in relationship between the Company and Thunder Gold.

Hillcrest Project

On May 8, 2023, the Company staked various claims located in Ontario which comprise the Hillcrest Project for acquisition costs of $19,500. During the year ended December 31, 2025, these claims lapsed, and the Company staked various claims, including the original cells and expanded areas, for acquisition costs of $28,750.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

8.	RIGHT-OF-USE ASSETS AND EQUIPMENT

A continuity of the Company’s right-of-use assets and equipment is as follows:

Cost	Right-of-use assets	Equipment	Total
	(vehicles and office)
Balance, December 31, 2023	$468,181	$33,256	$501,437
Additions	-	-	-
Balance, December 31, 2024	$468,181	$33,256	$501,437
Additions	165,976	203,796	369,772
Write-off	(66,231)	-	(66,231)
Balance, December 31, 2025	$567,926	$237,052	$804,978

Accumulated amortization
Balance, December 31, 2023	$211,792	$25,403	$237,195
Additions	64,632	7,853	72,485
Balance, December 31, 2024	$276,424	$33,256	$309,680
Additions	73,754	27,933	101,687
Write-off	(49,673)	-	(49,673)
Balance, December 31, 2025	$300,505	$61,189	$361,694
Net book value
Balance, December 31, 2024	$191,757	$-	$191,757
Balance, December 31, 2025	$267,421	$175,863	$443,284

During the year ended December 31, 2025, the Company wrote-off a leased vehicle with a net book value of $16,558 and received related insurance proceeds of $64,704. The net amount of $48,146 has been recorded as other income (expense) in the consolidated statement of loss and comprehensive loss for the year. Refer to Note 12.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities are comprised of the following:

	December 31, 2025	December 31, 2024
Accounts payable	$2,632,417	$791,857
Accrued liabilities	1,839,137	491,209
Total	$4,471,554	$1,283,066

10.	LEASE LIABILITIES

Leased assets are comprised of leased vehicles and office space leases. At acquisition, leased assets and liabilities are measured at the present value of the lease payments plus the anticipated exercise of renewal options, discounted using the rate implicit in the leases, which was determined to be 8% on a weighted average basis for the years ended December 31, 2025 and 2024.

The Company’s lease liabilities are as follows:

	December 31, 2025	December 31, 2024
Current portion of lease obligations	$113,995	$71,291
Non-current portion of lease obligations	170,372	132,463
Total	$284,367	$203,754

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

10.	LEASE LIABILITIES (continued)

The lease liability interest expense recognized in the consolidated statement of loss and comprehensive loss and lease payments recognized in the financing component of the statement of cash flows are as follows:

Balance, December 31, 2023	$266,989
Interest expense	10,067
Payments	(73,302)
Balance, December 31, 2024	$203,754
Additions	165,975
Interest expense	16,957
Payments	(102,319)
Balance, December 31, 2025	$284,367

As at December 31, 2025, the Company is committed to minimum lease payments as follows:

December 31, 2025
Less than one year	$113,995
One to five years	197,557
Total undiscounted lease liabilities	$311,552

11.	FLOW-THROUGH PREMIUM LIABILITY

The following is a continuity of the Company’s flow-through premium liability:

Flow-through premium liability
Balance, December 31, 2023	$257,047
Additions	3,889,636
Recovery of flow-through premium	(585,488)
Balance, December 31, 2024	$3,561,195
Additions	4,167,165
Recovery of flow-through premium	(6,731,051)
Balance, December 31, 2025	$997,309

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”).

During the year ended December 31, 2025, the Company recorded a recovery of the flow-through premium of $6,731,051 (2024 - $585,488) based on eligible flow-through exploration expenditures incurred.

The flow-through premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

As at December 31, 2025, the Company has a remaining obligation to spend $8,421,737 on eligible exploration expenditures by December 31, 2026 (2024 – $12,792,531 by December 31, 2025).

During the year ended December 31, 2025, the Company incurred $140,893 (2024 - $Nil) in Part XII.6 tax in respect of unspent flow-through proceeds renounced in year 1 under the Look-Back Rule, in accordance with the Income Tax Act of Canada.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

12.	INTEREST AND OTHER INCOME

The Company’s Interest and other income are comprised of the following:

	December 31, 2025	December 31, 2024
Interest income	$551,340	$269,395
Other income (Note 8)	48,146	-
Total	$599,486	$269,395

13.	SHARE CAPITAL AND RESERVES

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2025, there were 496,825,290 issued and fully paid common shares (December 31, 2024 – 335,615,647). There were no shares held in escrow.

Year ended December 31, 2025:

On May 30, 2025, the Company issued 12,500,000 common shares at a value of $0.60 per share for a total value of $7,500,000 to Wesdome Gold Mines Ltd. pursuant to its purchase agreement for the Moss Gold Project (Note 7).

On June 4, 2025, 600,000 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 409,191 common shares and an aggregate cash payment of $63,921. In connection with the vesting, a total of $71,079 was transferred from reserves to share capital.

On June 20, 2025, the Company completed a bought deal private placement for aggregate gross proceeds of $36,085,000. In connection with the private placement, the Company issued:

•	26,315,790 flow-through common shares at a price of $0.38 for gross proceeds of $10,000,000;

•	28,409,090 charity flow-through common shares at a price of $0.44 for gross proceeds of $12,500,000;

•	43,822,580 common shares at a price of $0.31 for gross proceeds of $13,585,000.

Based on the difference in price between flow-through shares and the Company’s common shares, management accounted for the premium paid on the flow-through shares on a residual basis as a flow-through premium liability of $4,167,165 (Note 11). In connection with the private placement, the Company paid the underwriters a cash commission of $2,038,395, paid fees of $159,915 and incurred other share issuance costs of $936,953.

On July 21, 2025, the Company issued 3,333,333 common shares with a fair value of $1,383,333 to Wesdome pursuant to its repurchase of the 1.0% NSR on all metal production from the Moss Gold Project (Note 7).

On July 28, 2025, the Company issued 500,000 common shares with a fair value of $220,000 to Thunder Gold Corp. pursuant to its option agreement for the Vanguard Project (Note 7).

On August 1, 2025, the Company issued 1,000,000 common shares with a fair value of $435,000 related to the agreement to repurchase 1.5% of a 2.5% NPI on the Moss Gold Project (Note 7).

On August 1, 2025, the Company issued an aggregate of 3,000,000 common shares pursuant to the vesting of 3,000,000 RSUs. In connection with the vesting, a total of $765,000 was transferred from reserves to share capital.

On November 28, 2025, the Company issued 20,249,996 common shares with a fair value of $11,339,998 as part of the consideration paid for the acquisition of Kesselrun (Note 4).

On December 8, 2025, 2,512,500 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 2,286,664 common shares and an aggregate cash payment of $126,476. In connection with the vesting, a total of $514,208 was transferred from reserves to share capital.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

During the year ended December 31, 2025, 16,678,707 warrants were exercised into common shares at an exercise price of $0.25 for aggregate gross proceeds of $4,169,677. In connection with the exercises, a total of $Nil was transferred from reserves to share capital.

During the year ended December 31, 2025, 1,100,224 compensation options were exercised into common shares at an average exercise price of $0.17, for aggregate gross proceeds of $190,088. In connection with the exercises, a total of $120,611 was transferred from reserves to share capital.

During the year ended December 31, 2025, 1,604,088 stock options were exercised into common shares at an average exercise price of $0.20 for gross proceeds of $324,530. In connection with the exercises, a total of $166,093 was transferred from reserves to share capital.

Year ended December 31, 2024:

On July 26, 2024, the Company issued 400,000 common shares with a fair value of $110,000 to Thunder Gold Corp. pursuant to its option agreement for the Vanguard Project (Note 7).

On October 29, 2024, the Company completed a brokered private placement for aggregate gross proceeds of $13,972,358. In connection with the private placement, the Company issued:

•	15,848,159 flow-through common shares of the Company at a price of $0.475 for gross proceeds of $7,527,876; and

•	12,159,400 charity flow-through common shares of the Company at a price of $0.53 for gross proceeds of $6,444,482.

Based on the difference in price between the flow-through shares and the Company’s common shares, management accounted for the premium paid on flow-through shares on a residual basis as a flow-through premium liability of $3,889,636 (Note 11). In connection with the private placement, brokers received a cash commission of $813,220 and incurred other share issuance costs of $512,093. In addition, the Company granted the brokers 1,627,565 non-transferable compensation options with a fair value of $248,588. Each compensation option will entitle the holder thereof to purchase one common share at an exercise price of $0.475 per common share for a period of 24 months following the closing of the private placement. The fair value of the compensation options was determined using the Black-Sholes Option Pricing Model using the following assumptions: risk-free rate of 3.08%, expected life of 2 years, volatility factor of 91.1%, and dividend yield of Nil.

During the year ended December 31, 2024, 37,500,000 warrants were exercised into common shares at an exercise price of $0.13 and 3,222,450 warrants were exercised into common shares at an exercise price of $0.25, for aggregate gross proceeds of $5,680,612. In connection with the exercises, a total of $187,500 was transferred from reserves to share capital.

During the year ended December 31, 2024, 986,393 compensation options were exercised at an exercise price of $0.17 for gross proceeds of $167,686. In connection with the exercises, a total of $107,714 was transferred from reserves to share capital.

Omnibus Incentive Plan

The Company adopted an Omnibus Incentive Plan on November 3, 2022 (the “Plan”), approved by shareholders at the Company’s annual general meeting on June 26, 2025. Under the Plan, the Company may grant its directors, officers, employees and consultants stock options, restricted share units, and deferred share units (together the “Share Based Compensation”) of the Company and which reserves up to 10% of its outstanding shares as Share Based Compensation. The exercise price shall not be less than the market value (“Market Value”) of the common shares of the Company as of the grant date. Market Value will be the closing trading price of the common shares on the day immediately preceding the grant date and may be less than this price if it is within the discounts permitted by the applicable regulatory authorities including the TSX Venture Exchange. The expiry date of an option shall be determined by the Board of Directors of the Company and shall be no later than the tenth anniversary of the grant date of such option. The vesting terms and conditions of stock options are determined by the Board of Directors.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

Stock options

The Black-Scholes Option Pricing Model inputs for options granted during the years ended December 31, 2025 and 2024 were as follows:

			Risk-
			Free
		Exercise	Interest	Expected	Volatility	Dividend	Fair
Grant Date	Expiry Date	Price	Rate	Life	Factor	Yield	Value
May 28, 2024	May 28, 2029	$0.225	3.81%	5 years	89.23%	Nil	$0.16
Nov 28, 2024	Nov 28, 2029	$0.380	3.09%	5 years	87.00%	Nil	$0.16
Feb 10, 2025	Feb 10, 2030	$0.380	2.74%	5 years	86.23%	Nil	$0.21
Sep02, 2025	Sep 2, 2030	$0.420	2.92%	5 years	84.36%	Nil	$0.29
Oct 28, 2025	Oct 28, 2030	$0.510	2.62%	5 years	84.14%	Nil	$0.34
Nov 6, 2025	Nov06, 2030	$0.510	2.67%	5 years	84.09%	Nil	$0.34
Nov 28, 2025	Jan 6, 2026	$1,860	2.39%	0.11 years	70.81%	Nil	$0.00
Nov 28, 2025	Jul 26, 2026	$1.860	2.39%	0.62 years	67.14%	Nil	$0.00
Nov 28, 2025	Dec 26, 2026	$1.170	2.39%	1.06 years	71,24%	Nil	$0.05
Dec 15, 2025	Dec 15, 2030	$0.640	2.98%	5 years	83,47%	Nil	$0.43

The following is a continuity of the Company’s stock options outstanding for the years ended December 31, 2025 and 2024:

	Exercise price	Number of options
Closing balance, December 31, 2023	$0.43	15,040,166
Granted	0.34	9,200,000
Expired	0.60	(158,333)
Closing balance, December 31, 2024	$0.40	24,081,833
Granted	0.55	14,914,753
Exercised	0.20	(1,604,088)
Cancelled/Forfeited	0.78	(3,188,670)
Closing balance, December 31, 2025	$0.46	34,203,828

During the year ended December 31, 2025, the Company recognized $1,693,359 (2024 – $901,955) in stock-based compensation expense related to the vesting of stock options. During the year ended December 31, 2025, the fair value of expired stock options of $1,315,040 was reclassified to deficit (2024 – $67,105).

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

As at December 31, 2025, the Company had the following options outstanding:

				Remaining
	Options	Options		contractual life
Expiry date	outstanding	exercisable	Exercise price	(in years)
June 4, 2026	5,700,000	5,700,000	$0.65	0.42
November 23, 2026	150,000	150,000	$0.65	0.90
April 24, 2028	2,725,000	2,725,000	$0.25	2.32
December 22, 2028	2,214,075	1,476,050	$0.15	2.98
May 28, 2029	2,250,000	1,500,000	$0.23	3.41
November 28, 2029	6,250,000	2,083,333	$0.38	3.91
February 10, 2030	500,000	166,667	$0.38	4.12
September 2, 2030	325,000	-	$0.42	4.67
October 28, 2030	550,000	-	$0.51	4.83
November 6, 2030	11,770,000	-	$0.51	4.85
January 6, 2026	215,260	215,260	$1,86	0.02
July 26, 2026	118,391	118,391	$1.86	0.53
December 26, 2026	86,102	86,102	$1.17	0.97
December 15, 2030	1,350,000	-	$0.64	4.96
Total	34,203,828	14,220,803

The weighted average remaining contractual life of stock options outstanding at December 31, 2025 was 3.44 years (December 31, 2024 – 3.38 years).

Restricted Share Units (“RSUs”)

The following is a continuity of the Company’s RSU’s outstanding for the years ended December 31, 2025 and 2024:

	Value at
	grant date	Number of RSU’s
Closing balance, December 31, 2023	$0.13	6,769,300
Granted	0.26	6,237,500
Vested	0.13	(6,656,800)
Cancelled	0.10	(112,500)
Closing balance, December 31, 2024	$0.26	6,237,500
Granted	0.51	4,945,000
Vested	0.26	(6,112,500)
Cancelled/ Forfeited	0.26	(125,000)
Closing balance, December 31, 2025	$0.51	4,945,000

On February 10, 2025, 250,000 RSU’s were granted to an officer of the Company. The RSUs vest after one year.

On May 28, 2025, 600,000 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 409,191 common shares and an aggregate cash payment of $63,921.

On July 29, 2025, 3,000,000 RSUs vested and were settled in equity by the issuance of 3,000,000 common shares.

On September 2, 2025, 275,000 RSU’s were granted to a director of the Company. The RSUs vest after one year.

On October 28, 2025, 50,000 RSU’s were granted to an officer of the Company. The RSUs vest after one year.

On November 6, 2025, 3,870,000 RSU’s were granted to directors, officers and consultants of the Company. The RSUs vest after one year.

On November 28, 2025, 2,512,500 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 2,286,644 common shares and an aggregate cash payment of $126,479.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

On December 15, 2025, 500,000 RSU’s were granted to an officer and consultant of the Company. The RSUs vest at December 2, 2026.

On December 22, 2024, 2,095,332 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 1,653,355 common shares and an aggregate cash payment of $109,495.

In October 2024, 112,500 RSU’s originally granted in the November 17, 2023 tranche was cancelled. On November 17, 2024, the remaining 2,887,500 RSU’s vested and were settled by way of equity, resulting in the issuance of 2,887,500 common shares.

On April 24, 2024, 1,673,968 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 1,290,472 common shares and an aggregate cash payment of $55,607.

As at December 31, 2025 the Company had outstanding RSUs as follows:

			Remaining
	RSU’s	Value at	vesting term
Vesting date	outstanding	grant date	(in years)
February 10, 2026	250,000	$0.315	0.11
September 2, 2026	275,000	$0.420	0.67
October 28, 2026	50,000	$0.510	0.82
November 6, 2026	3,870,000	$0.510	0.85
December 15, 2026	500,000	$0.640	0.92
Total	4,945,000

During the year ended December 31, 2025, the Company recognized $1,533,619 (2024 - $1,098,333) in stock-based compensation expense related to the vesting of RSU’s.

Warrants

The following is a continuity of the Company’s warrants outstanding for the years ended December 31, 2025 and 2024:

	Exercise price	Number of warrants
Closing balance, December 31, 2023	$0.27	80,642,273
Exercised	0.14	(40,722,450)
Expired	0.55	(21,880,166)
Closing balance, December 31, 2024	$0.24	18,039,657
Exercised	0.25	(16,678,707)
Expired	0.25	(352,950)
Closing balance, December 31, 2025	$0.13	1,008,000

During the year ended December 31, 2025, the fair value of expired warrants of $Nil was reclassified to deficit (2024 – $858,286).

As at December 31, 2025, the Company had outstanding warrants as follows:

				Remaining
	Warrants	Warrants		contractual life
Expiry date	outstanding	exercisable	Exercise price	(in years)
November 17, 2026	1,008,000	1,008,000	$0.13	0.88
Total	1,008,000	1,008,000

The weighted average remaining contractual life of warrants outstanding at December 31, 2025 was 0.88 years (December 31, 2024 – 0.38 years).

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

Compensation options

The following is a continuity of the Company’s compensation options outstanding for the years ended December 31, 2025 and 2024:

	Exercise price	Number of options
Closing balance, December 31, 2023	$0.30	3,080,432
Granted	0.48	1,627,565
Exercised	0.17	(986,393)
Expired	0.57	(1,003,815)
Closing balance, December 31, 2024	$0.35	2,717,789
Exercised	0.17	(1,100,224)
Closing balance, December 31, 2025	$0.48	1,617,565

During the year ended December 31, 2025, fair value of expired compensation options of $Nil was reclassified to deficit (2024 – $221,700).

As at December 31, 2025, the Company had the following compensation options outstanding:

	Compensation	Compensation		Remaining
	options	options		contractual life
Expiry date	outstanding	exercisable	Exercise price	(in years)
October 29, 2026	1,617,565	1,617,565	$0.475	0.83
Total	1,617,565	1,617,565

The weighted-average remaining contractual life of compensation options outstanding at December 31, 2025 was 0.83 years (December 31, 2024 – 1.21 years).

14.	RELATED PARTIES

The Company’s related parties consist of its key management personnel. During the years ended December 31, 2025 and 2024, the Company incurred the following amounts for compensation of key management personnel, including directors, officers, and companies controlled and/or owned by officers and directors of the Company:

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

14.	RELATED PARTIES (continued)

	Salaries and	Share-based	Bonus	Total
Year ended December 31, 2025	Consulting	compensation
	$	$	$	$
Michael Henrichsen, Chief Executive Officer	300,000	489,569	300,000	1,089,569
Peter Flindell, Chief Operation Officer (1)	289,503	218,371	225,000	732,874
Sam Gibson, Vice President Corporate Development	247,500	235,813	220,000	703,313
Juciane Gomes, Interim Chief Financial Officer	-	23,028	-	23,028
Marlis Yassin, Former Chief Financial Officer	12,000	8,570	-	20,570
Erica Borgstron, Former Chief Financial Officer (2)	164,728	70,986	-	235,714
Brett A. Richards, Director	-	106,198	-	106,198
Joanna Pearson, Director	-	95,289	-	95,289
Shawn Khunkhun, Director	-	117,485	-	117,485
David Stone, Director	-	108,028	-	108,028
Kyle Hickey, Director	-	123,279	-	123,279
Tom Obradovich, Director	-	91,114	-	91,114
Galen McNamara, Former Director	-	39,138	-	39,138
Sentinel Corporate Services Inc., company owned by a family member of Marlis Yassin	15,000	1,980	-	16,980
Total	1,028,731	1,728,848	745,000	3,502,579

(1)	Salary recorded in exploration and evaluation expenditures in the statement of loss and comprehensive loss.
(2)	Includes termination benefit of $46,650 in accordance with the terms of their management agreement.

	Salaries and	Share-based	Bonus	Total
Year ended December 31, 2024	Consulting	compensation
	$	$	$	$
Brett Richards, Former Chief Executive Officer	50,000	251,618	-	301,618
Michael Henrichsen, Chief Executive Officer	265,000	300,225	-	565,225
Peter Flindell, Chief Operation Officer (1)	311,516	151,581	-	463,097
Sam Gibson, Vice President Corporate Development	-	21,799	-	21,799
Marlis Yassin, Chief Financial Officer	164,000	95,788	-	259,788
Brandon Macdonald, Former Director	-	85,405	-	85,405
Joanna Pearson, Director	-	81,661	-	81,661
Shawn Khunkhun, Director	-	100,853	-	100,853
David Stone, Director	-	9,856	-	9,856
Victor, former Director	-	21,318	-	21,318
Kyle Hickey, Director	-	109,845	-	109,845
Galen McNamara, Director	-	99,208	-	99,208
Sentinel Corporate Services Inc., company owed by a family member of Marlis Yassin	180,000	15,405	-	195,405
Total	970,516	1,344,562	-	2,315,078

(1)	Salary recorded in exploration and evaluation expenditures in the statement of loss and comprehensive loss.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

14.	RELATED PARTIES (continued)

As at December 31, 2025, the Company owed $353,476 to the Company’s Chief Executive Officer in respect of services provided to the Company (December 31, 2024 - $Nil) and $13,737 in respect of expense reimbursements for travel (December 31, 2024 - $26,354). As at December 31, 2025, the Company owed $227,345 to the Company’s Chief Operation Officer in respect of services provided to the Company (December 31, 2024 - $Nil) and $7,345 in respect of expense reimbursements for travel (December 31, 2024 - $9,886). As at December 31, 2025, the Company owed $220,000 to the Company’s Vice President Corporation Development in respect of services provided to the Company (December 31, 2024 - $Nil).

During the year ended December 31, 2025, the Company was party to a service agreement whereby it had contracted administrative, corporate and financial reporting services with Sentinel Corporate Services Inc. (“Sentinel”), a company controlled by a close family member of the former Chief Financial Officer. The agreement was in effect until April 30, 2025.

All related party transactions are incurred in the normal course of business and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

15.	FINANCIAL INSTRUMENTS

a)	Categories of financial instruments and fair value measurements

The Company’s financial assets and liabilities are classified as follows:

	December 31, 2025 $	December 31, 2024 $	December 31, 2023 $
Financial assets:
Amortized cost
Cash and cash equivalents	12,601,306	15,379,270	5,269,421
Amounts receivable	541,304	326,852	149,948

Financial liabilities:
Amortized cost
Accounts payable and accrued liabilities	4,471,554	1,283,066	414,229
Other liabilities	646,927	-	-
Lease liabilities	284,367	203,754	266,989

Accounts payable and accrued liabilities include amounts due to and due from related parties (Note 14) and other liabilities. The Company’s cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments. Other liabilities recorded using effective interest rate method (see Note 7).

b)	Management of financial risks

The Company’s risk exposures arising from financial instruments and the impact on the Company’s consolidated financial statements are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at December 31, 2025, the Company was exposed to credit risk on its cash and cash equivalents and other receivables. The Company’s cash and cash equivalents are held with high credit quality financial institutions in Canada and as at December 31, 2025, management considers its exposure to credit risk to be low. The Company’s maximum exposure to credit risk is equal to the carrying amount of its cash and cash equivalents and other receivables.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

15.	FINANCIAL INSTRUMENTS (continued)

b)	Management of financial risks (continued)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company has aimed to manage liquidity risk by maintaining adequate cash and managing its capital and expenditures. At December 31, 2025, the Company had cash and cash equivalents of $12,601,306 and accounts payable and accrued liabilities of $4,471,554 with contractual maturities of less than one year. The Company’s ability to continue as a going concern is dependent on management’s ability to raise financing until such time that the Company is profitable. The Company manages its liquidity risk by forecasting cash flows from operations and investing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. At December 31, 2025, the Company assessed its liquidity risk as moderate.

Market risk

The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk. The Company is not exposed to significant currency risk, interest rate risk or other price risk. There have been no changes to the Company’s market risk exposure since December 31, 2024.

16.	CAPITAL MANAGEMENT

The Company considers its capital structure to consist of shareholders’ equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any externally imposed capital requirements. There were no changes to the Company’s approach to capital management during the year ended December 31, 2025.

17.	SEGMENT DISCLOSURES

The Company operates in a single operating segment in the geographic location of Canada. All of the Company’s non-current assets are located in Canada.

18.	CHANGE IN ACCOUNTING POLICY

The Company has adopted a new accounting policy with respect to exploration and evaluation assets and expenditures. In prior years the Company’s policy was to capitalize by property all costs directly related to the exploration and evaluation of mineral properties classified as exploration and evaluation assets. The Company has elected to change this accounting policy to expensing such costs as exploration expenses in profit and loss as incurred, effective with the presentation of these consolidated financial statements, on a retrospective basis.

The accounting policies in Note 3 have been applied in preparing the consolidated financial statements for the year ended December 31, 2025, the comparative information for the year ended December 31, 2024, and the preparation of reconciliation tables below.

An explanation of how the transition from the amounts previously reported has affected the Company’s financial position, financial performance, and cash flows is set out below.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

18.	CHANGE IN ACCOUNTING POLICY (continued)

a)	Reconciliation of Consolidated Statements of Financial Position

i)	As at January 1, 2024:

	As Previously Reported	Adjustment	As Restated
Exploration and evaluation assets	$89,046,844	$(36,817,594)	$52,229,250
Total assets	94,820,453	(36,817,594)	58,002,859
Deferred income tax liability	11,780,000	(9,941,000)	1,839,000
Total liabilities	12,718,265	(9,941,000)	2,777,265
Accumulated deficit	(23,098,261)	(26,876,594)	(49,974,855)
Total shareholders’ equity	82,102,188	(26,876,594)	55,225,594
Total liabilities and shareholders’ equity	$94,820,453	$(36,817,594)	$58,002,859

ii)	As at December 31, 2024:

	As Previously Reported	Adjustment	As Restated
Exploration and evaluation assets	$95,055,852	$(42,686,602)	$52,369,250
Total assets	111,691,766	(42,686,602)	69,005,164
Deferred income tax liability	13,971,000	(11,526,000)	2,445,000
Total liabilities	19,019,015	(11,526,000)	7,493,015
Accumulated deficit	(27,931,500)	(31,160,602)	(59,092,102)
Total shareholders’ equity	92,672,751	(31,160,602)	61,512,149
Total liabilities and shareholders’ equity	$111,691,766	$(42,686,602)	$69,005,164

b)	Reconciliation of Consolidated Statements of Loss and Comprehensive Loss

i)	For the year ended December 31, 2024:

	As Previously Reported	Adjustment	As Restated
Exploration expenses	$-	$5,869,008	$5,869,008
Expenses	4,634,146	5,869,008	10,503,154
Loss before tax income taxes	3,789,330	5,869,008	9,658,338
Deferred income tax expense	2,191,000	(1,585,000)	606,000
Loss and comprehensive loss	$5,980,330	$4,284,008	$10,264,338

c)	Reconciliation of Consolidated Statements of Changes in Shareholders’ Equity

ii)	As at January 1, 2024:

	As Previously Reported	Adjustment	As Restated
Accumulated deficit	$(23,098,261)	$(26,876,594)	$(49,974,855)
Total	$82,102,188	$(26,876,594)	$55,225,594

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

18.	CHANGE IN ACCOUNTING POLICY (continued)

ii)	As at December 31, 2024:

	As Previously Reported	Adjustment	As Restated
Accumulated deficit	(27,931,500)	(31,160,602)	(59,092,102)
Total	$92,672,751	$(31,160,602)	$61,512,149

d)	Reconciliation of Consolidated Statements of Cash Flows

i)	For the year ended December 31, 2024:

	As Previously Reported	Adjustment	As Restated
Loss for the year	$(5,980,330)	$(4,284,008)	$(10,264,338)
Deferred income tax expense	2,191,000	(1,585,000)	606,000
Accounts payable and accrued liabilities	149,473	719,364	868,837
Cash flows used in operating activities	(2,520,993)	(5,149,644)	(7,670,637)
Mineral property acquisition, exploration and long-term deposits	(5,626,097)	5,149,644	(476,453)
Cash flows used in investing activities	(5,626,097)	5,149,644	(476,453)
Change in cash and cash equivalents	$10,109,849	-	$10,109,849

19.	INCOME TAXES

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise deferred income tax assets and liabilities, are as follows:

	December 31, 2025	December 31, 2024 (Restated)	January 1, 2024 (Restated)
Loss before income taxes for the year	$(28,798,535)	$(9,658,338)	$(2,765,5377)
Canadian statutory income tax rate	27%	27%	27%
Income tax recovery at statutory rate	$(7,776,000)	$(2,608,000)	$(746,000)

Tax effect of:
Change in statutory, foreign tax, foreign exchange rates and other	(1,144,000)	(1,000)	(488,000)
Permanent differences and other	875,000	541,000	352,000
Impact of flow through shares	6,128,000	(188,000)	678,000
Impact of acquisition of Kesselrun	(1,134,000)	-	-
Share issue costs	(847,000)	(358,000)	(180,000)
True up in respect of prior years	28,000	1,300,000	(1,154,000)
Change in unrecognized deferred income tax assets	1,425,000	1,920,000	1,815,000
Income tax provision (recovery)	$(2,445,000)	$606,000	$277,000

Current income tax	$-	$-	$-
Deferred income tax	$(2,445,000)	$606,000	$277,000

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

19.	INCOME TAXES (continued)

The significant components of the Company’s deferred income tax assets and liabilities as at December 31, 2025, 2024 and 2023 are as follows:

Deferred income tax assets (liabilities)	December 31,	December 31,
	2025	2024	January 1, 2024
		(Restated)	(Restated)
Exploration and evaluation assets	$(2,094,000)	$(3,323,000)	$(2,625,000)
Share issuance costs	44,000	45,000	95,000
Right of use assets	(64,000)	(51,000)	(71,000)
Lease liability	77,000	55,000	72,000
Non-capital losses	2,037,000	829,000	690,000
Net deferred income tax liability	$-	$(2,445,000)	$(1,839,000)

The significant components of the Company’s deductible temporary differences, unused tax credits, and unused tax losses for which deferred tax assets have not been recognized on the consolidated statement of financial position as it has been determined that it is not probable that future profits will be available against which the Company can utilize the benefit are as follows:

	December 31, 2025		December 31, 2024		January 1, 2024
	$	Expiry date range	$	Expiry date range	$	Expiry date range
Exploration and evaluation assets	4,204,000	No expiry	4,094,000	No expiry	5,244,000	No expiry

Share issue costs	4,220,000	2046 to 2049	3,054,000	2045 to 2048	3,155,000	2045 to 2048

Flow through premium liability	997,000	No expiry	3,561,000	No expiry	257,000	No expiry

Non-capital losses available for future periods	22,018,000	2041 to 2045	14,023,000	2041 to 2044	8,965,000	2041 to 2044

Tax attributes are subject to review, and potential adjustment, by tax authorities.

20.	SUBSEQUENT EVENTS

Private Placement

On February 19, 2026, the Company completed the first tranche of a non-brokered private placement and issued 23,800,0000 units of the Company at a price of $0.95 per unit for total gross proceeds of $22,610,000 and 16,666,666 charity flow-through common shares at a price of $1.233 for gross proceeds of $20,549,999. Each unit is comprised of one common share and one common share purchase warrant. Each warrant is exercisable for a period of two years to acquire one additional common share at a price of $1.42 per share.

On February 26, 2026, the Company completed the second tranche of the non-brokered private placement and issued 58,992,945 charity flow-through common shares at a price of $1.233 for gross proceeds of $72,738,301.

Stock Options Issued

Subsequent to December 31, 2025, the Company issued 5,425,000 stock options with a weighted average exercise price of $1.21 per share to directors, officers and consultants.

Stock Options Exercised

Subsequent to December 31, 2025, 4,890,801 stock options were exercised into common shares at a weighted average exercise price of $0.47 for gross proceeds of $2,299,870.

Gold X2 Mining Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(In Canadian Dollars)

20.	SUBSEQUENT EVENTS (continued)

Stock Options Expired

Subsequent to December 31, 2025, 419,753 stock options with a weighted average exercise price of $1.72 expired.

RSUs Issued

Subsequent to December 31, 2025, on April 1, 2026, the Company granted 100,000 RSUs to an employee. The RSUs vest on April 1, 2027.

Warrants Exercised

Subsequent to December 31, 2025, 1,000,008 warrants were exercised into common shares at a weighted average exercise price of $0.13 for gross proceeds of $131,040.

Compensation Options Exercised

Subsequent to December 31, 2025, 1,205,674 compensation options were exercised into common shares at a weighted average exercise price of $0.48 for gross proceeds of $572,695.

RSUs Vested

Subsequent to December 31, 2025, the Company issued 250,000 common shares in connection with the vesting of 250,000 RSUs previously granted to a former officer of the Company.

Star Lake Acquisition Agreement

On January 9, 2026, the Company entered into a definitive agreement with Sky Gold Corp. to acquire, in stages, up to 100% of Sky Gold’s interest in an option agreement over the Star Lake Property. Pursuant to the agreement, the Company has the right to earn 50%, 75% and 100% of Sky Gold’s interests in the Option Agreement (the “Option Agreement”) between Sky Gold and a local prospector (the “Local Prospector”) on the terms outlined below. Upon acquisition of 100% of the option interest Gold X2 will have the exclusive right to purchase a 100% interest in the mineral rights forming the Star Lake Property. Gold X2 will be the operator of the Star Lake property.

Stage 1 – Acquisition of 50% of the Option Interest: In order to acquire 50% of the Option Interest the Company must: (i) provide $395,200 of assessment credits for the Stare Lake property, which has been provided; (ii) issue Sky Gold shares of Gold X2 having a total value of $37,500 upon receipt of the TSX approval (issued) and another $37,500 at any time prior to Gold X2’s completion of the requirements for the 50% assignment of the interest; (iii) pay the Local Prospector $200,000 in either cash or shares, at the Company’s election and issue the Local Prospector shares of the Company having a total value of $25,000, in each case, by November 14, 2026; and (iv) complete Sky Gold’s exploration spend obligation under the underlying option agreement totaling $1,000,000 on or before March 14, 2028.

Stage 2 – Acquisition of 75% of the Option Interest: In order to acquire 75% of the Option Interest the Company must: (i) incur an additional $250,000 exploration spend on the Star Lake property; (ii) issue Sky Gold shares of the Company having a total value of $100,000; and (iii) issue the Local Prospector shares of the Company having a total value of $50,000.

Stage 3 – Acquisition of 100% of the Option Interest: In order to acquire 100% of the Option Interest the Company must: (i) incur an additional $250,000 exploration spend on the Star Lake property; (ii) issue Sky Gold shares of the Company having a total value of $125,000 and pay Sky Gold $250,000 in cash; and (iii) issue the Local Prospector shares of the Company having a total value of $50,000.

Exercising the Option: Upon acquiring 100% of the Option Interest, the Company may exercise its option to acquire the Star Lake property by issuing the Local Prospector that number of the Company’s shares having an aggregate value equal to the value of 125,000 shares of Sky Gold, determined as of the issuance date. Upon completion of the acquisition, the Local Prospector will retain a 2% NSR royalty on the Star Lake property and the Company will retain Sky Gold’s rights under the Option Agreement to purchase the NSR royalty from the Local Prospector in full for $3M. Additionally, the Company will be required to make minimum and advance royalty payments to the Local Prospector of $20,000 yearly from 2030-2033.

On February 19, 2026, the Company entered into an amendment agreement with Sky Gold to amend the definitive agreement dated January 9, 2026. The amendment establishes minimum issue prices for shares issued to satisfy dollar-denominated consideration under the definitive agreement of $0.90 per the Company’s share and $0.085 per Sky Gold share. All other terms and conditions of the definitive agreement remain unchanged and in full force and effect.